July 11, 2024

Martin J. Bonick
Chief Executive Officer
Ardent Health Partners, LLC
340 Seven Springs Way, Suite 100
Brentwood, Tennessee 37027

       Re: Ardent Health Partners, LLC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 8, 2024
           File No. 333-280425
Dear Martin J. Bonick:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 8, 2024 Prospectus Summary
Our platform, page 3

1. We note your revised disclosure that "we have partnered with BioIntelliSense to use their
       BioButton in our medical surgical units. The early results so far in our medical surgical units where we are using this device have shown an approximately 9-hour reduction in length of stay." To provide context for investors, please briefly describe the functionality of the "BioButton" and clarify the sample size of "medical surgical units where you are using this device." In addition, please disclose how you determined that there was a 9-
       hour reduction in length of stay, including whether the medical and surgical procedures for which you used the BioButton were comparable to services for which you did not.
 July 11, 2024
Page 2
Preliminary estimated unaudited financial and other data as of and for the three months ended
June 30, 2024, page 11

2. We note your disclosure that your "final reported results may vary materially from the preliminary estimates" provided in the prospectus. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary
       "materially" from those reflected in the preliminary results. Please remove this statement or revise accordingly.
Summary historical financial and operating data, page 23

3. Please tell us your consideration of the guidance in Article 11-02 of Regulation S-X to provide full pro forma financial information. To the extent that you are able to demonstrate that your facts and circumstances meet the circumstances for providing more of a narrative description of the pro forma effects of the transactions being reflected, expand your presentation to also include pro forma net income.
4. Please address the following for your pro forma presentation of the effects to the statements of comprehensive income:

             Expand your disclosures in footnote (2)(a) to provide sufficient information to allow investors to understand how the adjustment is calculated. For those adjustments that are nonrecurring, disclose as such in accordance with Article 11-02(a)(11)(i) of
           Regulation S-X.

             Expand footnote (2)(a) to include an adjustment for the contribution by ALH
           Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to
           Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent
           Health Partners, Inc. Otherwise, provide us with the calculation of pro forma net income attributable to common stockholders.

             Expand footnote (2)(a)(iii) to disclose the gross amount of each component of the total adjustment.

             Separately disclose pro forma diluted earnings per share and include the 3,110,066 total shares of unvested restricted stock under the 2024 Plan in your pro forma common stock outstanding - diluted.

             We note your disclosures on page 189 regarding your expectation to grant time-based and performance-based restricted stock unit awards in July 2024. Tell us your consideration of including this transaction as an adjustment to your pro forma presentations.
Use of Proceeds, page 75

5. We note your revised disclosure that "we currently intend to use the net proceeds of this offering for working capital, to acquire complementary businesses, products, services or technologies and for general corporate purposes, which may include repayment of debt
 July 11, 2024
Page 3

       and capital expenditures." Please clarify, if known, the approximate amount of your proceeds intended to be used for working capital; acquiring complementary businesses, products, services or technologies; repayment of debt; and capital expenditures, respectively. In addition, given your disclosure that a portion of the proceeds may be used for the repayment of debt, please set forth the interest rate and maturity of such indebtedness, if known at this time. See Item 504 of Regulation S-K. Other Relationships, page 236

6. We note your revised disclosure that "An affiliate of BofA Securities, Inc. acts as the administrative agent and lender of each of our ABL Facilities and 2021 Term Loan B
       Facility. An affiliate of J.P. Morgan Securities LLC acts as a lender under each of our
       ABL Facilities and 2021 Term Loan B Facility. An affiliate of each of Morgan Stanley
       & Co. LLC, Capital One Securities, Inc., RBC Capital Markets, LLC, Truist Securities,
       Inc. and Mizuho Securities USA LLC acts as a lender under our ABL Facilities." Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121, and revise your disclosure accordingly, if applicable. In this regard, we note your disclosure that proceeds from this offering may be used to repay debt.
Item 16. Financial statements and exhibits.
Exhibit Number 5.1, page II-4

7. We refer to counsel's opinion that the Shares will be validly issued, fully paid and non-
       assessable when, among other things, "the Company   s board of directors
or a duly
       authorized committee thereof shall have duly adopted final resolutions authorizing the issuance and sale of the Shares as contemplated by the Registration Statement." Once the
       Company's board of directors has taken all corporate action necessary to authorize the issuance and sale of the Shares, please have counsel provide an updated opinion removing this qualification. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Samir A. Gandhi, Esq.